UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2022
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The purpose of this Report on Form 6-K is to refile Exhibit 99.1, which was originally filed on Form 20-F on February 25, 2016 as Exhibit 4.7, to transition to the requirements set forth in Item 601(b) of Regulation S-K permitting registrants to omit confidential information from material contracts filed pursuant to Item 601(b)(10) without the need to submit a confidential treatment request to the Securities and Exchange Commission. The confidential information has been omitted from Exhibits 99.1 because it is both not material and would likely cause competitive harm to RedHill Biopharma Ltd. (the “Company”) if publicly disclosed.

Attached hereto as Exhibit 99.1 and incorporated by reference herein is the Exclusive License Agreement, dated March 30, 2015, by and between the Company and Apogee Biotechnology Corp.*

*Certain identified information has been omitted from this exhibit because such identified confidential information is both not material and would likely cause competitive harm to the Company if publicly disclosed.

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710) and on January 11, 2022 (File No. 333-262099) and the Registration Statements on Form F-3 filed with the Securities and Exchange Commission on July 24, 2019 (File No. 333-232777), on March 30, 2021 (File No. 333-254828) and on July 29, 2021 (File No. 333-258259).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: June 1, 2022	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer